Exhibit 1.02

Integrated Device Technology, Inc. (“IDT”)

Unaudited Conflict Mineral Report (“CMR”) – Calendar year 2013

Exhibit 1.02 to SEC Form SD Filing

Table of Contents

Introduction	2

IDT’s Conflict Free Minerals Policy	2

IDT Products	2

Manufacturing	3

Use of 3TG Minerals	3

Source of 3TG Minerals	3

Due Diligence Framework & Efforts	4

2014/2015 and Ongoing Compliance Efforts	6

Introduction

This CMR has been prepared in accordance with Section 1502 of the Dodd-Frank Act (the “Act”) and Rule 13p-1 under the Securities Exchange Act of 1934, as amended. It sets forth the reasonable country of origin inquiry (“RCOI”) undertaken and due diligence framework used by Integrated Device Technology, Inc. (the “Company” or “IDT”) to determine whether, in calendar year 2013, any minerals designated as “Conflict Minerals” in the Act and used in IDT products originated in or helped to finance or benefit armed groups in the Democratic Republic of Congo (“DRC”) or any of the nine countries adjoining DRC (together with the DRC, the “Covered Countries”).

IDT’s RCOI and due diligence activities are materially consistent with the internationally recognized RCOI and due diligence frameworks set forth by the Organization for Economic Co-operation and Development (the “OECD”) and the Electronics Industry Citizenship Coalition (the “EICC”), in conjunction with the Global eSustainability Initiative (“GeSI”).

This CMR is not subject to an independent private sector audit pursuant to the phase-in period under Instruction 2 to Item 1.01 of Form SD.

IDT Conflict Free Minerals Policy

Our Conflict Free Minerals Policy is available at http://www.idt.com/about/corporate-responsibility-citizenship/conflict-minerals-policy. The reference to this and other websites in this CMR does not constitute incorporation by reference of the information contained at or available through such websites.

IDT Products

IDT designs, develops, manufactures and markets integrated circuits for the advanced communications, computing and consumer industries. Its broad range of semiconductor solutions combines analog and digital technology to develop system-level innovations that optimize customers’ applications and enrich the end-user experience. IDT uses its market leadership in timing, serial switching and interfaces, and adds analog and system expertise to provide complete application-optimized, mixed-signal solutions. IDT’s product offerings include clock and timing solutions, flow-control management devices including Serial RapidIO® switching solutions, multi-port products, telecommunications products, high-speed static random access memory, first in and first out, digital logic, high speed data converters, radio frequency, MEMS Oscillator solutions, clock generation and distribution products, high-performance server memory interfaces, PCI Express switching solutions, power management solutions and signal integrity products.

Manufacturing

IDT uses third-party foundries that are primarily located in the Asia-Pacific (“APAC”) region to manufacture all or nearly all of its products. In the fourth quarter of fiscal 2012, we completed the transition of wafer fabrication activities from our manufacturing facility in Oregon to third-party foundries. IDT assembles or packages products at multiple subcontractors in the APAC region. Utilizing multiple subcontractors located in different countries enables us to negotiate lower prices and limits the risk associated with production concentration in one country or company. The criteria used to select assembly subcontractors include, but are not limited to, sourcing from conflict mineral free sources, cost, quality, delivery, and subcontractor financial stability. We perform the majority of our test operations at our test facility located in Malaysia. A relatively small amount of test operations are also performed at third-party subcontractors in the APAC region.

Use of 3TG Minerals

All IDT products incorporate at least one of the minerals regulated by Section 1502 of the Act: tungsten, tantalum, gold or tin (“3TG”). Tungsten is present in all or nearly all of the products we sell, and tantalum is present in those products produced through three of our foundries from whom we purchase advanced technology and in a small number of product packages. Gold and tin are used in certain packages for our products assembled by the APAC “back-end” subcontractors we contract with.

Source of IDT 3TG Minerals

For calendar year 2013, certain IDT 3TG mineral sources were designated by our foundries, assemblers and suppliers as “DRC Conflict Undeterminable.” Those companies did not have sufficient information from their supply chain to report to IDT whether the conflict minerals necessary for IDT parts originated in the Covered Countries or whether such 3TG minerals were from recycled or scrap sources, were “DRC conflict free” or were not “DRC conflict free.” As a purchaser, IDT is several steps removed from the mining of the conflict minerals. IDT does not purchase raw ore or unrefined conflict minerals, and does no purchasing in the Covered Countries. The origin of conflict minerals cannot be determined by IDT with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral-containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. The output of smelters and refiners is eventually purchased by our foundries, assemblers and suppliers. In the course of IDT’s diligence, IDT learned that in some instances, its foundries, assemblers and suppliers were unable to identify the smelters, refiners, or ultimate sources of 3TG minerals used in IDT products.

The section entitled “Due Diligence Framework and Efforts” sets forth IDT’s efforts to ascertain this information. The section entitled “2014/2015 and Ongoing Compliance Efforts” describes the steps IDT intends to take in calendar 2014 and 2015 to mitigate the risk that any necessary 3TG minerals used in our products originate from the DRC or Covered Countries, or benefit armed groups.

Due Diligence Framework and Efforts

IDT’s RCOI process employed the following steps:

A.	Foundry

•	Identify each foundry providing technology or manufacturing services that uses 3TG minerals.

RESULT: Eleven foundry partners were used to manufacture all IDT parts in 2013.

•	Request each foundry to provide IDT with a completed EICC/GeSI Conflict Minerals Reporting Template no later than March 31, 2014. Follow up with foundries who do not respond by the deadline.

RESULT: Eleven foundry partners provided completed EICC/GeSI templates by May 28, 2014.

•	Analyze the foundry reports to determine the status of 3TG minerals used in IDT products.

RESULT: Three foundries reported the use of tantalum and tungsten as necessary to the functionality of products produced for IDT. Those three foundries reported the source of tantalum and tungsten was “Conflict Mineral Free.” Eleven foundries reported the use of tungsten as necessary to the functionality of products produced for IDT. Nine foundries reported the source of tungsten was “Conflict Mineral Free.” Two foundries reported the source of tungsten was “Undeterminable.”

B.	Assembly

•	Identify each assembler providing technology or manufacturing services that uses 3TG minerals.

RESULT: 23 assembly partners were used to assemble IDT packages in 2013.

•	Request each assembler to provide IDT with a completed EICC/GeSI Conflict Minerals Reporting Template no later than March 31, 2014. Follow up with assemblers who do not respond by the deadline.

RESULT: 19 assemblers provided completed EICC/GeSI templates by May 28, 2014. IDT discontinued use of two assembly partners in calendar 2013, and did not receive a completed report from either. Two assemblers did not provide responses, despite repeated contact from IDT management.

•	Analyze the assembler reports to determine the status of 3TG minerals used in IDT products.

RESULT: 16 assemblers reported the use of gold as necessary to the functionality of products produced for IDT. Eleven reported the source of gold was “Conflict Mineral Free.” Five reported the source of gold was “Undeterminable.” Fifteen assemblers reported the use of tin as necessary to the functionality of products produced for IDT. Four reported the source of tin was “Conflict Mineral Free.” Eleven reported the source of tin was “Undeterminable. Two assemblers reported the use of tungsten as necessary to the functionality of products produced for IDT. Those two reported the source of tungsten was “Undeterminable.” One assembler reported the use of tantalum as necessary to the functionality of products produced for IDT. That assembler reported the source of tantalum was “Conflict Mineral Free.”

C.	Supply Chain

•	Identify each supplier providing component parts, products or materials that use 3TG minerals.

RESULT:

Category I: VRM product small part component vendors: IDT used 30 small part component vendors to assemble VRM products in calendar 2013.

Category II: IDT consigned material suppliers: IDT used 25 consigned material suppliers for IDT products in calendar 2013.

Category III: HSC product small part component vendors: IDT used three vendors to assemble HSC products in calendar 2013.

•	Request each supplier to provide IDT with a completed EICC/GeSI Conflict Minerals Reporting Template no later than March 31, 2014. Follow up with those who do not respond by the deadline.

RESULT:

Category I: VRM product small part component vendors: Thirty total: Thirteen completed EICC/GeSI templates; 17 vendors were non-responsive, despite repeated contacts by IDT management; IDT discontinued use of one vendor in 2013, and no report was received from that vendor.

Category II: IDT consigned material suppliers: Twenty-five total: 17 completed EICC/GeSI templates; eight suppliers were non-responsive despite repeated contacts by IDT management.

Category III: HSC product small part component vendors: Three total: Two vendors completed EICC/GeSI templates received; IDT discontinued use of one vendor in 2013, and no report was received from that vendor.

•	Analyze the supplier reports to determine the status of 3TG minerals used in component parts, products or materials supplied to IDT.

RESULT:

Category I: VRM product small part component vendors:

Seven assemblers reported the use of gold as necessary to the functionality of products produced for IDT. Two reported the source of gold was “Conflict Mineral Free.” Five reported the source of gold was “Undeterminable.” Eleven assemblers reported the use of tin as necessary to the functionality of products produced for IDT. Three reported the source of tin was “Conflict Mineral Free.” Eight reported the source of tin was “Undeterminable.” Two assemblers reported the use of tungsten as necessary to the functionality of products produced for IDT. Those two reported the source of tungsten was “Undeterminable.” Three assemblers reported the use of tantalum as necessary to the functionality of products produced for IDT. Those three assemblers reported the source of tantalum was “Conflict Mineral Free.”

Category II: IDT consigned materials suppliers:

Twelve consigned materials suppliers reported the use of gold as necessary to the functionality of products produced for IDT. Ten reported the source of gold was “Conflict Mineral Free.” Two reported the source of gold was “Undeterminable.” Eight consigned materials suppliers reported the use of tin as necessary to the functionality of products produced for IDT. Two reported the source of tin was “Conflict Mineral Free.” Six reported the source of tin was “Undeterminable.” Three consigned materials suppliers reported the use of tungsten as necessary to the functionality of products produced for IDT. Those three reported the source of tungsten was “Undeterminable.” One consigned materials supplier reported the use of tantalum as necessary to the functionality of products produced for IDT. That supplier reported the source of tantalum was “Conflict Mineral Free.”

Category III: HSC product small part component vendors

Two small part component vendors reported the use of gold as necessary to the functionality of products produced for IDT. One reported the source of gold was “Conflict Mineral Free;” the other reported the source of gold was “Undeterminable.” One small parts component vendor reported the use of tin as necessary to the functionality of products produced for IDT, and reported the source of tin was “Undeterminable.” One small part component vendor reported the use of tungsten as necessary to the functionality of products produced for IDT, and reported the source of tungsten was “Undeterminable.” One small part component vendor reported the use of tantalum as necessary to the functionality of products produced for IDT, and reported the source of tantalum was “Undeterminable.”

2014/2015 and Ongoing Compliance Efforts

1) IDT has a conflict minerals compliance policy on its website which sets forth IDT’s public commitment to sourcing 3TG minerals only from conflict mineral free sources.

2) IDT has established a team (the “Team”) responsible for ensuring its 3TG mineral supply chain is conflict mineral free. The Team consists of managers from each of the following business units: Foundry, Quality, Procurement/Supply Chain, Environmental, Health & Safety, and Legal. The Team is a standing committee that ensures a comprehensive list of foundries, assemblers, and suppliers is generated, and that each company on the list provides IDT with a complete and accurate certification of the source of 3TG minerals used in the manufacture of assembly of IDT products.

3) The Team has created an internal site where all information related to the conflict minerals compliance program is housed and organized. Here any member of the Team can access all supplier conflict mineral reporting templates; foundry information; assembler information; component vendor information; product information; industry resources such as approved smelter lists for each 3TG mineral; and numerous other helpful resources.

4) In 2014, the Team generated and sent a letter to every foundry, assembler and supplier who indicated that a 3TG mineral used in IDT products was “DRC conflict undeterminable,” requesting that company to provide, no later than June 30, 2014, a detailed plan describing the efforts it would be taking to determine the origin of 3TG minerals used in IDT products by September 30, 2014.

5) IDT also has requested that each of its foundry and assembly partners and suppliers confirm no later than September 30, 2014 that it will eliminate from its supply chain any 3TG mineral sources that cannot be certified under EICC protocols as “DRC conflict free” by no later than December 31, 2014.

6) In the event that a foundry or assembly partner or supplier does not meet these deadlines, the Team intends to engage in efforts to find an alternate source for the products or services provided by such companies.

7) The Team intends that all 3TG sources are determined and confirmed DRC conflict free with a target date of December 31, 2014. The Team also intends to implement contingency plans to address conflict mineral sourcing in the event that any foundry, assembly or supply chain partners are not able to certify they are conflict free by December 31, 2014, and IDT is not able to find alternative sourcing for such partners.

8) IDT participates in the EICC Conflict Minerals consortium as a “Non-Member Supplier.” Please refer to http://www.eicc.info/EICC-ON.shtml for general information.

9) IDT works closely with its customers, including Apple, Samsung and Intel, to ensure our compliance program adopts the “best practices” developed by these industry leaders. For example, the template letter sent to all IDT foundries, assemblers and suppliers setting forth deadlines for generating a plan to convert “undeterminable” sources to “conflict mineral free” sources or else eliminate them from the supply chain was provided by the Apple conflict mineral team to IDT, and conformed by us for our supply chain partners.

10) IDT has added to its template foundry and supply contracts the following warranty to be made by the counterparties to such contracts:

COMPANY shall comply with all requirements of applicable laws relating to restrictions on use of conflict minerals including tantalum, tin, tungsten or gold and restrictions on use of lead and other hazardous materials in Electronic Products (including without limitation, SEC rules promulgating Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the RoHS and WEEE directives).

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